Mail Stop 4561

December 1, 2008

Albert G. Lowenthal
Chief Executive Officer
Oppenheimer Holdings, Inc.
P.O. Box 2015, Suite 1110
Toronto, Canada M4R 1K8

> **Re:** **Oppenheimer Holdings, Inc.**
> **Form 10-K for the Year ended December 31, 2007**
> **Form 10-Q for the Quarters ended March 31, 2008, June 30, 2008, and**
> **September 30, 2008**
> **File No. 001-12043**

Dear Mr. Lowenthal:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 7A-Quantitaive and Qualitative Disclosure About Market Risk, page 49

1. In future filings describe the type of summarized financial information you are presenting for the prior year. For example, clarify on page 51 whether you are presenting the average or high values for value-at-risk for the prior year. Refer to Rule 3-05(a)(3) of Regulation S-K.

Item 8 - Financial Statements and Supplementary Data, page 52

Report of Independent Registered Public Accounting Firm, pages 54 – 55

2.   In future filings have the auditors include the city and state of issuance in their report in accordance with Article 2-02 of Regulation S-X.

Note 1 – Summary of Significant Accounting Policies, page 63

Financial Instruments, page 64

3.   We noted that the company uses prices from independent sources such as brokers or pricing services to assist in determining fair values of various financial instruments. Explain to us, and consider disclosing in future filings, the extent to which, and how, the information is obtained and used in developing the fair value measurements in the consolidated financial statements. The nature and form of this information may vary depending on the facts and circumstances, but may include the following:

- the nature and amount of assets you valued using broker quotes or prices you obtained from pricing services, along with the classification in the fair value hierarchy;

- the number of quotes or prices you generally obtained per instrument, and if you obtained multiple quotes or prices, how you determined the ultimate value you used in your financial statements;

- whether, and if so, how and why, you adjusted quotes or prices you obtained from brokers and pricing services;

- the extent to which the brokers or pricing services are gathering observable market information as opposed to using unobservable inputs and/or proprietary models in making valuation judgments and determinations;

- whether the broker quotes are binding or non-binding; and

- the procedures you performed to validate the prices you obtained to ensure the fair value determination is consistent with SFAS 157, *Fair Value Measurements*, and to ensure that you properly classified your assets in liabilities in the fair value hierarchy.

Certification Exhibits 31.1 and 31.2

4.   Please confirm that paragraph 5(a) is referring to all significant deficiencies and include the exact language specified by the certification in future filings.

Form 10-Q for the quarter ended June 30, 2008

Exhibit 32.1

5.   Please amend your 10-Q to include section 906 certifications applicable to the
        Form 10-Q for the quarter ended June 30, 2008. Your current certifications
        reference Form 10-Q for the quarter ended March 31, 2008.

Form 10-Q for the quarter ending September 30, 2008

Financial Statements and Notes

Note 4 – Financial Instruments, page 13

6.   We noted that certain financial instruments of the company that have been
        originally categorized as Level 2 are now being categorized as Level 3. Please
        explain to us, and disclose in future filings, the circumstances that would result in
        transferring such instruments from the Level 2 to the Level 3 fair value hierarchy.

7.   Tell us, and disclose in future filings, the type of unobservable inputs used for
        those instruments categorized as Level 3 as defined by SFAS 157.

Credit Concentrations, page 19

8.   Please further clarify to us the nature of the $675.2 thousand mark-to-market
        unrealized loss related to excess retention as of September 30, 2008 including
        why the lending commitment resulted in a loss.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us
when you will provide us with a response. Please file your responses on EDGAR. Please
understand that we may have additional comments after reviewing your responses to our
comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosures in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosures, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosures in the filings;

- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or me at (202) 551-3498 if you have any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant